FIAT INDUSTRIAL PROPOSES A COMBINATION WITH CNH GLOBAL

Today, Fiat Industrial S.p.A. (“FI”) invited the Board of Directors of CNH Global N.V. (“CNH”) to explore the benefits of a potential strategic transaction between FI and CNH.

After evaluating proposals from investment banks that suggested processes to simplify the existing shareholding structure of FI and its 88 percent stake in CNH, FI has identified a preferred solution which, if implemented, would: (1) simplify the Group’s capital structure to create a single class of liquid stock listed in New York with a secondary listing in Europe and (2) build a true peer in scale and in capital market appeal to the major North American-based global capital goods companies.

The combination would fully integrate the businesses controlled by FI, which together represent the third-largest capital goods company globally, uniting CNH’s agricultural and construction equipment operations with Iveco trucks and commercial vehicles and FPT Industrial’s broad variety of powertrain applications. It is these powertrains that hold these industrial businesses together, providing up-to-date emission compliant solutions that optimize fuel consumption. The integration of all the businesses under one roof would provide CNH unrestricted access to this arsenal of know-how.

Such a combination would also enhance the appeal of the Group to international investors, improve the credit profile of both companies and provide an attractive platform for future growth opportunities.  The transaction would therefore benefit the shareholders and all other stakeholders of both companies.

Under the proposal submitted to CNH’s Board, the two companies would combine into a new holding company organized in the Netherlands or adopt a similar structure (“Newco”) on the basis of exchange ratios to be established at market and determined based upon the undisturbed market prices of the shares of each of FI and CNH (identified as the period in March/April 2012 before the matter was first raised publicly).  Neither the shareholders of CNH nor the shareholders of FI would receive a premium in the transaction, since expected cost savings are minimal.

Under the proposal, at the closing of the transaction, the shares of Newco would be listed on the NYSE with a secondary European listing.

In order to foster the development and continued involvement of a core base of long-term shareholders, the new company would adopt a high-low loyalty voting structure.  Under the loyalty voting structure, shareholders that participate in the shareholders’ meetings of FI and CNH to consider the transaction and continue to hold their shares until closing, regardless of how they vote, could elect to have the shares they receive be entitled to two votes per share until those shares are transferred. After the closing, shareholders with single-vote shares of Newco would be entitled to “earn” a double vote by holding the shares for at least three years. This structure is intended to facilitate a stable shareholder base and reward long-term share ownership, while allowing the Group enhanced flexibility to pursue strategic opportunities in the future.

The closing would be subject to limited closing conditions, including a €250 million cap on the exercise by FI shareholders of withdrawal rights that arise under Italian law as a consequence of the redomiciliation from Italy to the Netherlands as well as any exercise of creditors’ rights. Because FI has stated that it does not intend to consider a cash offer for CNH shares, this would be the maximum cash outlay by the group in connection with the transaction.  In addition, the closing of the transaction for each company would be conditioned on one another as well as on the implementation of the loyalty high-low vote structure and receipt of any necessary regulatory approvals.

The proposed transaction would require the approval by the board of directors and the shareholders of each company.  The CNH minority shareholders would not have a separate vote on the transaction, and FI intends to vote all of its shareholdings in CNH in favour of the proposed transaction.

“The proposed transaction is a natural extension of the process of simplification of the Fiat world.  It began with the demerger of Fiat and Fiat Industrial in 2010, and was followed by the share class unification.  These events revealed clearly the unappealing nature of the two separate listings of FI and CNH, and the impediments imposed by that structure on our efforts to reap the benefits of positioning in the capital markets one of the largest capital goods companies in the world.  The proposed transaction allows the capital markets to properly assess the combined value of FI and CNH,” said Sergio Marchionne, FI’s Chairman.  “This clarity will also facilitate the financing of these operations at an appropriate cost and provide the necessary flexibility for future strategic transactions.”

The proposed transaction will have no impact on operations or headcounts.

In order to comply with U.S. securities laws and Italian law, FI will today file with the Securities Exchange Commission an amended Schedule 13D and lodge with Consob an announcement concerning the proposed transaction.

*  *  *  *  *  *  *  *  *  *

Fiat Industrial S.p.A. is a global leader in the capital goods sector that, through its various businesses, designs, produces and sells agricultural and construction equipment (CNH Global N.V.), trucks, commercial vehicles, buses and special vehicles (Iveco S.p.A.), as well as engines and transmissions for those vehicles and engines for marine applications (FPT Industrial S.p.A.). Present in all major markets worldwide, Fiat Industrial is also focused on expanding its presence in high-growth markets through joint ventures. More information about Fiat Industrial S.p.A. and its businesses can be found online at www.fiatindustrial.com.

CNH Global N.V. is a world leader in the agricultural and construction equipment businesses. Supported by approximately 11,300 dealers in around 170 countries, CNH brings together the knowledge and heritage of its Case and New Holland brand families with the strength and resources of its worldwide commercial, industrial, product support and finance organizations. CNH Global N.V., whose stock is listed on the New York Stock Exchange (NYSE: CNH), is a majority-owned subsidiary of Fiat Industrial S.p.A. (FI.MI). More information about CNH and its Case and New Holland products can be found online at www.cnh.com.

Turin, May 30, 2012

*  *  *  *  *  *  *  *  *  *

Today at 2:00 p.m. CET, FI will host a conference call and webcast to present the proposed transaction to the financial community and media. The call can be followed live and a recording will be available later on the FI website (www.fiatindustrial.com).

Conference Call dial-in:
Italy +39 06 4521 7063
UK +44 (0)20 3364 5381
US +1 718 354 1359
Access Code: 3055944